FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of April, 2004

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 YIGAL ALLON STREET, TEL-AVIV 67443, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The fourth paragraph under the header "The key highlights for the quarter" of the press release and the consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as
Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

     1. Press Release: Orckit Communications Reports 2004 First Quarter Results. Dated April 22, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Orckit Communications Ltd.
                                               (Registrant)

Date: April 22, 2004                           By: /s/ Adam M. Klein
                                               ---------------------
                                               Adam M. Klein for Izhak Tamir,
                                               pursuant to authorization

                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit

10.1              Orckit Communications Reports 2004 First Quarter Results.
                  Dated April 22, 2004.

                                  EXHIBIT 10.1


            ORCKIT COMMUNICATIONS REPORTS 2004 FIRST QUARTER RESULTS
Order for deployment of CM-100 Packet ADM received from a telecom provider in Asia

TEL AVIV, Israel, April 22, 2004 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the first quarter ended March 31, 2004.

Revenues in the first quarter of 2004 were $320,000 compared to $515,000 in the quarter ended March 31, 2003. The net loss for the quarter was $5.4 million, or $(1.24) per share, compared to a net loss of $5.2 million, or $(1.05) per share, for the quarter ended March 31, 2003. We had $353,000 of financial income in the first quarter of 2004 compared to $3.5 million of financial income in the first quarter of 2003. Our weighted shares outstanding were 4,337,000 for the first quarter of 2004 and 4,995,000 for the first quarter of 2003.

THE KEY HIGHLIGHTS FOR THE QUARTER:

Corrigent Systems, our subsidiary, has achieved significant progress:

The CM-100 Packet ADM was selected for commercial deployment by a telecom provider in Asia. Revenues in connection with this selection are expected to be approximately $1.0 million. This deployment targets a range of Ethernet based services.

Corrigent signed a distribution agreement with Netmarks Inc. that addresses the demand of Japanese telecom service providers for high capacity data-optimized transport equipment.

Completion of the redemption of all of Orckit's outstanding 5.75% Convertible Subordinated Notes at their principal amount of $16.2 million. Proceeds from a bank loan were used for the redemption of the notes.

Izhak Tamir, President of Orckit, commented: "We are excited by the progress that Corrigent has made in the Asian markets. Our goal is to establish the CM-100 product line as a market-leading data-optimized transport solution, leveraging SONET/SDH, MPLS, and RPR technologies. Winning this commercial opportunity in Asia provides us with another endorsement of Corrigent's value proposition".

Mr. Tamir continued: "We consider the distribution agreement with Netmarks as an important milestone in expanding Corrigent's penetration into telecom markets in Japan. Japanese carriers have proved to be early adopters of innovative technologies and have been promoting new broadband services. Establishing a leadership position in these markets would be a significant achievement for Corrigent. "

Mr. Tamir concluded: " The level of interest in RPR metro solutions continues to grow, with recent selection made by TELECOMMUNICATION magazine of RPR as one of the 10 hottest telecom technologies for 2004. As commercial deployment of the CM-100 commences, trial activity with leading carriers in the U.S. and Asia continues. We expect additional commercial prospects to follow."

CONFERENCE CALL

Orckit Communications will host a conference call on Thursday, April 22, 2004, at 11 a.m. EDT. The call can be accessed by dialing 1-877-691-0878 in the United States and 1-973-582-2741 internationally. The call will also be available live on the Internet at WWW.KCSA.COM. A replay of the call will be available beginning at approximately 1 p.m. EDT through April 29, 2004 at 11:59 p.m., EDT. To listen to the replay, please call 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access the replay, enter the following code:
4660455.


ABOUT ORCKIT COMMUNICATIONS

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area, and Spediant's EML-8000 multi-loop product, delivering Ethernet services over bundled copper.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   (US$ IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                    THREE MONTHS ENDED
                                                                         MARCH 31
                                                                     2004        2003
                                                                    -------    -------

REVENUES                                                            $   320    $   515

COST OF REVENUES                                                        118        331
                                                                    -------    -------
GROSS PROFIT                                                            202        184

RESEARCH AND DEVELOPMENT EXPENSES, NET                                3,473      4,775

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                          2,461      4,175
                                                                    -------    -------
TOTAL OPERATING EXPENSES                                              5,934      8,950
                                                                    -------    -------
OPERATING LOSS                                                       (5,732)    (8,766)

FINANCIAL INCOME, NET                                                   353      3,535
                                                                    -------    -------
NET LOSS                                                            $(5,379)   $(5,231)
                                                                    =======    =======
NET LOSS PER SHARE - BASIC AND DILUTED                              $ (1.24)   $ (1.05)
                                                                    =======    =======
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED     4,337      4,995
                                                                    =======    =======


                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ IN THOUSANDS)


                                                              MARCH 31  DECEMBER 31
                                                                 2004     2003
                                                               -------   -------
                       ASSETS

CURRENT ASSETS:
    Cash, short term bank deposits and marketable securities   $39,872   $41,623
    Trade receivables                                              141       147
    Other receivables                                            1,293     1,596
    Inventories                                                    144       100
                                                               -------   -------
          Total  current assets                                 41,450    43,466

LONG TERM BANK DEPOSITS AND MARKETABLE SECURITIES               33,767    37,918
SEVERANCE PAY FUND                                               3,122     2,707
PROPERTY AND EQUIPMENT, NET                                      1,860     2,093
DEFERRED ISSUANCE COSTS, NET                                         0       147
                                                               -------   -------
          Total  assets                                        $80,199   $86,331
                                                               =======   =======


                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Trade payables                                             $ 2,793   $ 3,108
    Accrued expenses and other payables                          4,636     5,878
                                                               -------   -------
          Total current liabilities                              7,429     8,986

LONG TERM LIABILITIES :

    Accrued Severance pay                                        3,802     3,435
    Convertible subordinated notes                                   0    16,238
    Long term bank loan                                         16,000         0
                                                               -------   -------
          TOTAL LIABILITIES                                     27,231    28,659

Shareholders' equity                                            52,968    57,672
                                                               -------   -------
          Total  liabilities and shareholders' equity          $80,199   $86,331
                                                               =======   =======